

November 22, 2013

<u>Via E-Mail</u>
Shah Mathias
Chief Executive Officer
Ameri Metro, Inc.
3030 East Market Street
York, Pennsylvania 17402

  **Re: Ameri Metro, Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed November 14, 2013
    File No. 333-189286**

Dear Mr. Mathias:

  We have limited our review of your registration statement to the issue we have addressed in our comment.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We note that the first sentence of the first paragraph refers to the period April 13, 2010 (date of inception) to "July 31, 2012". We also note that the consent filed as Exhibit 23 and the third paragraph of the Report of Independent Registered Public Accounting Firm refer to "July 31, 2013". Please have the independent registered public accounting firm change its report to refer to July 31, 2013 and include such change in your next amendment.

  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

        Sincerely,

        /s/ Jay Ingram

        Jay Ingram
        Legal Branch Chief

Cc: <u>Via E-Mail</u>
  Lee Cassidy, Esq.